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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

    [X] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b).

                          [_] Form 3 Holdings Reported

                        [_] Form 4 Transactions Reported

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                    1. Name and Address of Reporting Person*

                               Jolley, Darrell R.
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                             (Last) (First) (Middle)

                               4224 Fair Oaks
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                                    (Street)

                               Grapevine, TX 76051
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                              (City) (State) (Zip)

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                   2. Issuer Name and Ticker or Trading Symbol

                           Mirenco, Inc. (OTCBB: MREO)
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   3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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                           4. Statement for Month/Year

                                   12/31/2001
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                 5. If Amendment, Date of Original (Month/Year)

 ==============================================================================
                  6. Relationship of Reporting Person to Issuer
                             (Check all applicable)

                           [_] Director [_] 10% Owner
            [_] Officer (give title below) [X] Other (specify below)

                                   Former CFO
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           7. Individual or Joint/Group Filing (Check applicable line)

                      [X] Form filed by 1 Reporting Person
                 [_] Form filed by more than 1 Reporting Person
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

 ===================================================================================================================================
                        Table I -- Non-Derivative Securities Acquired, Disposed of,
                                        or Beneficially Owned
 ===================================================================================================================================


1.  Title of    2.Transaction    3.Transaction    4. Securities          5. Amount of          6.  Ownership        7.  Nature of
    Security      Date             Code              Acquired(A)            Securities             Form:                Indirect
   (Instr. 3)    (mm/dd/yy)       (Instr. 8)         or Disposed of(D)      Beneficially           Direct(D)            Beneficial
                                                                            Owned at End           or Indirect(I)       Ownership
                                                                            of Issuer's            (Instr.4)            (Instr.4)
                                                  ---------------------     Fiscal Year
                                                  Amount|(A)or(D)|Price     (Instr. 3 and 4)
-----------------------------------------------------------------------------------------------------------------------------------
  Common Stock     N/A - none
===================================================================================================================================

 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                    * If the form is filed by more than one
                   Reporting Person, see Instruction 4(b) (v).



                                                        FORM 5 (continued)

                Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)
1.Title   2.Conversion   3.Trans-   4.Trans-   5.Number      6.Date     7.Title        8.Price   9.Number    10.Owner-   11.Nature
  of        or Exercise    action     action     of            Exer-      and            of        of           ship        of
  Deriv-    Price of       Date       Code       Derivative    cisable    Amount         Deriva-   Deriva-      Form of     Indirect
  ative     Derivative     (MM/DD     (Instr.8)  Securities    and        of Under-      tive      tive         Deriva-     Benefi-
  Security  Security       /YY)                  Acquired (A)  Expir-     lying          Security  Securities   tive        cial
 (Instr.3)                                       or Disposed   ation      Securities     (Instr.   Benefi-      Security:   Owner-
                                                 of (D)        Date       (Instr.        5)        cially       Direct      ship
                                                 (Instr 3,4   (MM/DD/YY)  3 and 4)                 Owned at     (D) or      (Instr.
                                                 and 5)                                            End of       Indirect    4)
                                                                                                   Year         (I)
                                                                                                   (Instr. 4)   (Instr. 4)
                                                ---------  -------------   --------------
                                                (A) | (D)  Date  |Expir-   Title|Amount
                                                           Exer- |ation          or #
                                                           cisble|Date           of Shares
------------------------------------------------------------------------------------------------------------------------------------
 Non-        $5.00        12/31/99 A          175,000     1/1/02  9/30/08  Common 175,000          175,000        D
Qualified    (1)                              (2)
Stock
Option
(right
to buy)
===================================================================================================================================

Explanation of Responses:

(1) No other filing of beneficial ownership is expected by holder due to separation from Mirenco effective January 11, 2002.

(2) Options on common stock reported above represent only the vested portion through January 1, 2002 of the original grant of 280,000 shares.


                                        /s/ Darrell R. Jolley 2/14/2002
                                        -------------------------------
                                        **Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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